Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

The following is the text of an e-mail sent on May 27, 2010 on behalf of Symyx Technologies, Inc. to certain stockholders of Symyx Technologies, Inc:

Dear Symyx Shareholder,

Today Symyx filed an 8-K with the Securities and Exchange Commission.  In this filing, we disclose that on May 24, 2010 we received a revised proposal from the "Competitor" referenced in the S-4/Joint Proxy on file with the SEC in connection with the proposed merger of Symyx with Accelrys.  In the revised proposal, the Competitor proposed to acquire all outstanding Symyx capital stock for $6.75 per share through a two-step cash tender offer.  As with the Competitor's most recent proposal, this revised proposal again included a list of due diligence requests, an equity commitment from the private equity fund sponsor of the Competitor and a proposed merger agreement, including a draft marked to show changes from our Merger Agreement with Accelrys.

On May 26, 2010, Symyx's board met to consider the revised proposal.  After evaluating the revised proposal in consultation with Symyx’s management, financial advisor and outside counsel, based on a number of factors the Symyx board concluded the revised proposal did not constitute a superior offer; however, the Symyx board of directors concluded the revised proposal constituted a proposal that would reasonably be expected to result in a superior offer and, therefore, consistent with the terms of the Merger Agreement, that Symyx would engage in discussions with the Competitor.

If you have questions, please feel free to call me at any time.

Rex S. Jackson

Rex S. Jackson
Executive Vice President and CFO
408 720 2356  Phone
408 720 2307  Fax
rjackson@symyx.com
Symyx Technologies, Inc.
www.symyx.com

Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed transaction, Accelrys has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by directing a request when such a filing is made to Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA  95051, Attention: Corporate Secretary.  Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov. Accelrys, Symyx and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Accelrys is also included in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.